3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

falcoj@pepperlaw.com

December 6, 2019

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Third Avenue Variable Series Trust 1933 Act File No. 333-81141 1940 Act File No. 811-09395 Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of the Third Avenue Value Portfolio (the “Portfolio”), a series of the Third Avenue Variable Series Trust (the “Trust”), in connection with a Special Meeting of Shareholders of the Portfolio (the “Meeting”). At the Meeting, shareholders of the Portfolio will be asked to approve a new investment sub-advisory agreement among the Trust, on behalf of the Portfolio, Third Avenue Management LLC, the Portfolio’s investment adviser, and Cadence Capital Management LLC, the proposed sub-adviser.

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Joel L. Weiss, President of Third Avenue Variable Series Trust John M. Ford, Esq.

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